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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                  Form 20-F   |X|                Form 40-F   |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                      Yes     |_|                   No       |X|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                      Yes     |_|                   No       |X|

     Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:
                      Yes     |_|                   No       |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                    ENDESA'S ANNOUNCEMENT REGARDING AUNA TLC


Madrid, August 1st, 2005.- Endesa (NYSE:ELE), Banco Santander Central Hispano, Union Fenosa and Auna have reached an agreement whereby Auna will sell 100% of Auna TLC to ONO. This agreement implies a valuation of Euro 2,251 million for Auna TLC (including Euro 237 million in debt), subject to any price adjustments typical of this type of operation resulting from variations in net debt and working capital.

The agreement is still pending the approval of Auna's Board of Directors, and has to be passed at the shareholder's meeting. The management bodies of the other parties and anti-trust authorities also have to give their go ahead.

This operation comes on top of the transaction announced several days ago by which Auna's shareholders will sell Auna's mobile telephony business (Amena) to France Telecom.

           For additional information please contact David Raya, North
          America Investor Relations Office, telephone # 212 750 7200
                              http://www.endesa.es


* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Folleto Informativo Continuado of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2003. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENDESA, S.A.

Dated: August 1st, 2005       By: /s/ David Raya
                                 --------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations